Mail Stop 4561

November 20, 2008

Mr. Robin Raina
President and Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re:** **Ebix, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed November 19, 2008**
> **File No. 333-150371**

Dear Mr. Raina:

We have reviewed the above-captioned filing and have the following comments.

General

1. Refer to comment 1 of our letter dated November 7, 2008. Because the offer and sale of the convertible promissory note to Whitebox VSC on July 11, 2008 was not complete prior to the filing of the registration statement that included the resale of shares issuable upon conversion of the note, it appears as though you registered part of an indirect primary offering of common stock by EBIX that was commenced in unregistered form. In this situation, Rule 152 appears to be unavailable to separate the issuance and resale as separate transactions. We note the removal of the shares issuable under that note from Amendment 2 to the registration statement. It does not appear however that that you have addressed the potential Securities Act implications of commencing a public offering of securities issued in an unregistered offering that was not complete when the public offering commenced. For example, you have not provided disclosure in the risk factors section, management's discussion and analysis, or the contingency portion of the notes to financial statements. Please provide us with an analysis providing support for your conclusions in this respect. Advise us regarding whether the independent auditor has been notified and consulted in this regard and whether it concurs with the issuer's conclusions on these disclosure matters.

*   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

　　　　If you have any questions, please contact me at (202) 551-3397. Should you require further assistance, you may contact Mark Shuman at (202) 551-3462 or Barbara Jacobs at (202) 551-3730

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Jay Ingram
　　　　　　　　　　　　　　　　　　Attorney-Advisor

cc:　　Via Facsimile: (404) 815-3415
　　　　Charles M. Harrell
　　　　Carlton Fields, P.A.